

February 17, 2012

Via E-mail
Mr. Tinghe Yan
Chief Executive Officer
China YCT International Group, Inc.
c/o Shandong Spring Pharmaceutical Co., Ltd Economic Development Zone.
Gucheng Road Sishui County Shandong Province
PR China, 373200

Re: China YCT International Group, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2011
Filed September 9, 2011
File No. 000-53600

Dear Mr. Yan:

We have reviewed your February 2, 2012 response to our January 13, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Financial Statements
Note 8 – Intangible Assets, Net, page F-14

1. In your response to previous comment five you indicate that under the October 21, 2011 amendment the common stock issued in February and September obligates you to transfer the US patent if the final contingency is not met. As a result, you believe that ASC 480-10-25-8 does not apply to your rescission provision because it relates to outstanding shares. It appears that your analysis is inconsistent with the facts and circumstances. We understand that the rescission provision is not an outstanding share, but instead is a contractual obligation to repurchase your common stock by transferring an asset, the US patent. Because the rescission provision was added by amendment almost eight months after the original agreement, it appears to be a freestanding financial instrument under ASC 480-10-20 requiring that you record the obligation to repurchase your stock at fair value under ASC 480-10-30-7 with changes in fair value recognized in earnings under ASC 480-10-35-5.   Please tell us if our understanding is correct.

2. If your rescission provision indeed represents a liability under ASC 480-10-25-8, as previously requested, please analyze for us whether the offsetting debit to record this liability at the October 21, 2011 inception date is an expense or a reduction in equity. Please reference for us the authoritative literature you rely upon to support your position.

3. Please confirm our understanding from your December 14, 2011 response to comment two of our November 30, 2011 letter and your auditor's verbal confirmation in a phone conversation on February 13, 2012 that your use of PBLG under the acquired US patent as a healthcare product is not contingent on further development of the patent. In addition, please confirm that the use of PBLG as a healthcare product is only contingent to raising money to fund manufacturing and that the manufacturing of which will also not require future development of PBLG.

4. Assuming that it is appropriate to capitalize the patent asset, it appears that the rescission provision added by your October 21, 2011 amendment may have triggered an asset impairment analysis under ASC 360-10-35-21f because you may be forced to dispose of the patent before the end of its previously estimated useful life. If so, please tell us the results of this impairment analysis as of December 31, 2011. If not, please tell us why not and represent to us that you will continue to assess the probability of returning the patent prior to the expiration of the rescission provision in October 2012 and perform the required impairment analysis if it becomes more likely than not that you will be forced to return the patent.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant